AM 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 28 2002
340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003083

SEC FILE NUMBER
8-48270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAMES RIVER SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 SABOT PARK
(No. and Street)

MANAKIN-SABOT	VA.	23103-2213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EADS, CONTROLLER (804) 579-4510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN + FUTERMAN, P.C.
(Name — *if individual, state last, first, middle name*)

116 NEW SOUTH ROAD	HICKSVILLE	NY	11801
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 3-26-02

OATH OR AFFIRMATION

I, Paul H. Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Notary Public

City / County of Goochland
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 21 day of Feb.,
2002 by Paul H. Saunders
(name of person seeking acknowledgement)
Notary Public
My commission expires 5/31/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp., (the "Company") for the year ended December 31, 2001, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Baldwin, New York
February 21, 2002

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp. for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.



Baldwin, New York
February 21, 2002

JAMES RIVER SECURITIES CORP.

COMPUTATION OF NET CAPITAL AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO UNAUDITED FOCUS REPORT FILED JANUARY 25, 2002

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.

JAMES RIVER SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

JAMES RIVER SECURITIES CORP.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2001

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.



Paul H. Saunders, President
James River Securities Corp.

TABLE OF CONTENTS

INDEPENDENT AUDITORS REPORT 3

FINANCIAL STATEMENTS

Statements of Financial Condition 4

Statements of Operations 5

Statements of Changes in Shareholders' Equity....................6

Statements of Cash Flows....................7

NOTES TO FINANCIAL STATEMENTS....................8-9

SUPPLEMENTARY INFORMATION

Statement of the Computation of the Minimum Capital Requirements....................10



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
James River Securities Corp.
Richmond, VA.

We have audited the accompanying statements of financial condition of James River Securities Corp. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Capital Requirements, as of December 31, 2001, pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman PC

Baldwin, NY
February 21, 2002

3 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

JAMES RIVER SECURITIES CORP.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash (See Note 2)	$ 257,410	$ 272,410
Accounts Receivable	0	17,461
Interest Receivable	0	1,398
Due from Affiliate	0	11,122
Total Assets	$ 257,410	$ 302,391
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Commissions & Fees Payable	$ 0	$ 1,200
Accounts Payable	9,250	16,657
Total Liabilities	9,250	17,857
Stockholders' Equity:		
Common Stock ($1.00 par value, 1,000 shares authorized and outstanding)	1,000	1,000
Paid-in Capital	274,000	274,000
Retained Earnings (Deficit)	(26,840)	9,534
Total Stockholders' Equity	248,160	284,534
Total Liabilities and Stockholders' Equity	$ 257,410	$ 302,391

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Selling Commissions	$ 48,194	$ 41,106
Trailing Commissions	0	14,914
Interest Income	9,908	19,868
Total Revenues	58,102	75,888
EXPENSES:		
Selling Agent Commissions	38,265	28,730
Administrative Fees	36,000	36,000
Legal Fees	11,980	18,529
Audit Fees	3,721	2,954
Other Expenses	4,510	3,256
Total Expenses	94,476	89,469
NET LOSS	$(36,374)	$(13,581)

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2000	$ 1,000	$ 274,000	$ 323,115	$ 598,115
Capital Distribution	0	0	(300,000)	(300,000)
Net Loss	0	0	(13,581)	(13,581)
Balance at December 31, 2000	1,000	274,000	9,534	284,534
Net Loss	0	0	(36,374)	(36,374)
Balance at December 31, 2001	$ 1,000	$ 274,000	$(26,840)	$ 248,160

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$(36,374)	$(13,581)
(Increase)/Decrease in Operating Assets:		
Accounts Receivable	17,461	(9,894)
Interest Receivable	1,398	1,318
Due from Affiliate	11,122	(11,122)
Increase/(Decrease) in Operating Liabilities:		
Commissions & Fees Payable	(1,200)	(993)
Accounts Payable	(7,407)	12,067
Net Cash Provided/(Used) by Operating Activities	(15,000)	(22,205)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to Shareholders	0	(300,000)
Net Cash (Used) by Financing Activities	0	(300,000)
Net Change in Cash	(15,000)	(322,205)
Cash at Beginning of Year	272,410	594,615
Cash at End of Year	$ 257,410	$ 272,410

See accompanying notes to financial statements.

---

1. ORGANIZATION AND BASIS OF PRESENTATION

James River Securities Corp. (the "Company"), was incorporated in the State of Delaware on January 26, 1995. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC"), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the "CFTC"). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis, and also act as a finder or marketing agent with respect to firm commitment offerings of Real Estate Investment Trusts. The Company does not hold customer funds or safe keep customer securities.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

Prior to December 28, 2000, the Company had maintained its primary cash balance in a customer account with ED&F Man International Inc., a registered Futures Commission Merchant that was subject to the rules and regulations of CFTC governing the maintenance of segregated customer funds.

From December 28, 2000 to January 2, 2001, the Company maintained its primary cash balance at a U.S. banking institution in a commercial demand deposit account that was insured by the Federal Deposit Insurance Corporation up to $ 100,000.

As of January 2, 2001, the Company is maintaining its primary cash balance within an Institutional Cash Management Money Market Fund (the "Money Fund"). Although these funds are not insured or guaranteed in any manner, the stated objective of the Money Fund is "to provide as a high a level of current income as is consistent with the preservation of capital and liquidity by investing in high quality money market instruments issued by corporations an the U.S. Government." The stated investor profile is "conservative investors seeking current income through a liquid investment."

Interest income on all cash balances is accrued when earned.

3. RELATED PARTY TRANSACTIONS

The Company is charged an administrative fee by a related entity, James River Capital Corp. ("JRCC"), for services rendered by employees of JRCC. The fee is based on an estimation of the services to be rendered. The fee is reviewed biannually, and may be changed as determined appropriate by mutual consent of JRCC and the Company. For the years ended December 31, 2001 and 2000 the Company was charged $ 3,000 per month.

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain net capital, as defined, equal to or greater than $ 50,000 under SEC Rule 15c3-1(a)(2)(iv).The Company is required to maintain minimum net capital, as defined, of $ 60,000 under SEC Rule 17a-11. At December 31, 2001, the Company had net capital, as defined, of $ 248,160 and a net capital surplus of $188,160.

5. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2001 and 2000, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

JAMES RIVER SECURITIES CORP.

STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS AS OF DECEMBER 31, 2001

	2001
CURRENT ASSETS:	
Cash	$ 257,410
ADJUSTED LIABILITIES	9,250
NET CAPITAL	248,160
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	248,160
NET CAPITAL REQUIRED	60,000
NET CAPITAL SURPLUS	$ 188,160

See accompanying notes to financial statements.